Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                               November 12, 2021


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9731
                         ETF Growth and Income Nov. '21
                                 (the "Trust")
                     CIK No. 1874915  File No. 333-259948
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. THE STAFF NOTES THE DISCLOSURES STATES, "THE EQUITY ETFS WERE SELECTED BY OUR RESEARCH DEPARTMENT IN ORDER TO PROVIDE BROAD EXPOSURE TO VARIOUS MARKET CAPITALIZATIONS IN BOTH DOMESTIC AND INTERNATIONAL MARKETS, AS WELL AS ETFS WHICH ARE MORE NARROWLY FOCUSED, SUCH AS ETFS THAT PROVIDE EXPOSURE TO A SPECIFIC THEME (E.G., INTERNET OR CLEAN ENERGY), SECTOR, INDUSTRY OR COUNTRY, IN ORDER TO CAPITALIZE ON SPECIFIC OPPORTUNITIES DETERMINED BY OUR RESEARCH DEPARTMENT."

      PLEASE BE SPECIFIC AS TO THE ETF THEMES, SECTORS, INDUSTRY, AND COUNTRY FOCUS OF ETFS SELECTED FOR THE TRUST.

      Response: The above-referenced disclosure has been revised as follows:

      "The equity ETFs were selected by our research department in order to provide broad exposure to various market capitalizations in both domestic and international markets, as well as ETFs which are more narrowly focused, such as ETFs that provide exposure to a specific theme (internet and clean energy), sector (consumer discretionary, industrials and information technology) or industry (biotechnology and retail), in order to capitalize on specific opportunities determined by our research department."

      2. IF THE TRUST'S FINAL PORTFOLIO INCLUDES SIGNIFICANT EXPOSURE TO THEME-BASED ETFS, SECTORS, INDUSTRIES OR COUNTRIES, PLEASE SPECIFY AND ADD APPROPRIATE RISK DISCLOSURE TO THE TRUST'S PROSPECTUS.

      Response: If, based on the Trust's final portfolio, the Trust has significant exposure to theme-based ETFs, sectors, industries or countries, appropriate disclosure will be added to the Trust's prospectus.

      3. IF THE ETFS THE PORTFOLIO INVESTS IN ARE AFFILIATED, PLEASE INCLUDE THE CONFLICT DISCLOSURE THAT WAS AGREED UPON IN RECENT FILINGS.

      Response: If the Trust has exposure to any ETFs which are advised by First Trust Advisors L.P., an affiliate of the Trust's Sponsor, appropriate disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                              Daniel J. Fallon